UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Date of Report (Date of earliest event reported) October 2, 2018

Carolina Complete Health Network, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-4966207
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

222 N. Person Street, Suite 010, Raleigh, NC 27601

(Full mailing address of principal executive offices)

(919) 719-4161

(Issuer’s telephone number, including area code)

Title of each class of securities offered pursuant to Regulation A: Class P Common Stock, $0.01 par value per share

Item 1.	Fundamental Changes

On October 2, 2018, Carolina Complete Health Network, Inc. (“CCHN”) entered into the First Amendment (the “Amendment”) to Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) with the North Carolina Medical Society (the “NCMS”), Centene Corporation (“Centene”) and Centene Health Plan Holdings, Inc., a subsidiary of Centene (“Centene Sub,” and together with the NCMS, CCHN and Centene, the “Joint Venture Parties”).

The primary purpose of the Amendment is to extend the deadline for certain conditions to closing of the proposed joint venture and amend the related termination rights. The Joint Venture Agreement provided that, no later than October 4, 2018 (the date that is 10 business days prior to the submission deadline (the “Submission Deadline”) for responses to North Carolina’s request for proposal for plans to be offered in its reformed Medicaid program), CCHN must have 10,000 investors (the “Investor Threshold Condition”) and its provider network must satisfy North Carolina’s provider participation requirements with respect to network adequacy (the “Network Adequacy Condition”). The Amendment extends the deadline by which the Investor Threshold Condition must be met to June 30, 2019 and the deadline by which the Network Adequacy Condition must be met to the date that is 10 business days prior to the closing of the joint venture. The Amendment also removes Centene’s right to terminate the Joint Venture Agreement if the Network Adequacy Condition is not met by the Submission Deadline and extends the outside date for the joint venture closing from March 31, 2019 to September 30, 2019.

The Amendment also includes an agreement for Centene to provide an option to CCHN to acquire 20% of Centene’s Ambetter exchange product being offered in North Carolina (the “Marketplace Initiative”) on terms and conditions to be determined by the Joint Venture Parties in exchange for CCHN’s and the NCMS’s waiver of any restrictions in the Joint Venture Agreement or other agreements among the Joint Venture Parties that would require the Marketplace Initiative to be owned directly through the joint venture.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 6.1 to this Form 1-U and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description of Document
6.1	First Amendment to Amended and Restated Joint Venture Agreement, dated October 2, 2018, by and among Centene, Centene Sub, the NCMS and CCHN

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2018	CAROLINA COMPLETE HEALTH NETWORK, INC.

	By:	/s/ Jeffrey W. Runge
	Name:	Jeffrey W. Runge, MD
	Title:	President and Chief Executive Officer

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